Interim Condensed Consolidated Financial Statements
October 31, 2012

(Unaudited)

SAND Technology Inc.

Interim Condensed Consolidated Financial Statements
October 31, 2012

(Unaudited)

Notice of no auditor review of interim condensed consolidated financial statements

The accompanying unaudited interim condensed consolidated financial statements of SAND Technology Inc. as at and for the three-months ended October 31, 2012 have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim condensed consolidated financial statements.

SAND Technology Inc.
Condensed Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		October 31,	July 31,
	Note	2012	2012
ASSETS
Current Assets
Cash		$435,014	$811,655
Trade and other receivables	8	983,376	476,833
Research and development tax credits receivable		502,514	502,514
Prepaid expenses		124,790	70,039
		2,045,694	1,861,041

Other receivables	7,9	194,295	975,285
Capital assets		335,723	376,352
		$2,575,712	$3,212,678

LIABILITIES
Current Liabilities
Trade and other payables	10	$839,050	$677,099
Deferred revenue		727,802	1,086,802
		1,566,852	1,763,901

Deferred revenue		266,114	266,114
Deferred lease inducements		127,110	130,000
Convertible debentures	12	861,973	834,368
Other financial liabilities		154,564	154,264
		2,976,613	3,148,647

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital		39,710,565	39,710,565
Contributed surplus		2,483,774	2,483,774
Deficit		(42,595,240)	(42,130,308)
		(400,901)	64,031
		$2,575,712	$3,212,678

The accompanying notes are an integral part of the condensed consolidated financial statements.

On behalf of the Board of Directors,

George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Condensed Consolidated Statements of Comprehensive Income
Three-month periods ended
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

		October 31,	October 31,
	Note	2012	2011

Revenue		$578,223	$600,341
Cost of sales and product support		115,619	250,011
Gross profit		462,604	350,330

Operating expenses
Research and development costs, net	4	246,920	320,002
Selling, general and administrative		665,380	1,296,555
		912,300	1,616,557
Operating loss		(449,696)	(1,266,227)
Net finance expense	5	53,785	599,384
Loss from continuing operations		(503,481)	(1,865,611)
Gain on sale of discontinued operations	7	-	8,571,967
Earnings from discontinued operations, net of tax	7	-	62,922
Net income before income taxes		(503,481)	6,769,278
Income tax recovery		38,549	-
Net income (loss) and comprehensive income (loss)		$(464,932)	$6,769,278

Basic income (loss) per share	14	$(0.02)	$0.35
From continuing operations		$(0.03)	$(0.10)

Diluted income (loss) per share	14	$(0.02)	$0.30
From continuing operations		$(0.03)	$(0.10)

Basic weighted average number of common shares	14	19,637,636	19,283,636
Diluted weighted average number of common shares	14	19,637,676	22,705,401

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
Three-month periods ended October 31, 2012, and 2011
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

	Share Capital
	Number of
	class "A"		Contributed		Shareholders'
	common shares	Amount	surplus	Deficit	equity

Balance as at July 31, 2011	19,283,636	$39,706,665	$1,863,006	$(44,934,005)	$(3,364,334)
Net income and and total comprehensive income		-	-	6,769,278	6,769,278
Share-based compensation		-	44,000	-	44,000
Balance as at October 31, 2011	19,283,636	$39,706,665	$1,907,006	$(38,164,727)	$3,448,944

Balance as at July 31, 2012	19,673,636	$39,710,565	$2,483,774	$(42,130,308)	$64,031

Net income and and total comprehensive income		-	-	(464,932)	(464,932)
Share-based compensation		-	-	-	-
Balance as at October 31, 2012	19,673,636	$39,710,565	$2,483,774	$(42,595,240)	$(400,901)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Consolidated Statements of Cash Flows
Three-month periods ended
(Expressed in Canadian Dollars)
Unaudited

		October 31,	October 31,
	Note	2012	2011
OPERATING ACTIVITIES
Net income (loss)		$(464,932)	$6,769,278
Adjustment for non-cash and other items
Gain on sale of discontinued operations	7	-	(8,571,967)
Depreciation of capital assets		19,235	15,713
Stock-based compensation		-	44,000
Write-down of fixed assets		21,393	-
Foreign exchange (gain) loss on items denominated in foreign currencies		(11,887)	33,392
Accretion of debt component of convertible debentures		27,605	27,500
Change in fair value of other financial liabilities		300	-
Interest expense on financial liabilities measured at amortized cost		- 8,193	- 89,168
Amortization of deferred lease inducement		(3,250)	(3,250)
Cash received prior to working capital variation		(403,343)	(1,596,166)
Net change in working capital items	17	39,443	(191,265)
Cash flows from operating activities		(363,900)	(1,787,431)

INVESTING ACTIVITIES
Purchase of capital assets		-	(316,008)
Proceeds from sale of discontinued operations	7	-	4,401,533
Cash flows from investing activities		-	4,085,525

FINANCING ACTIVITIES
Financing interest paid		(8,193)	(89,168)
Deferred lease inducements		-	143,000
Repayments of due to shareholders	16	-	(1,352,621)
Proceeds from bridge loan	11	-	1,000,000
Cash flows from financing activities		(8,193)	(298,789)
Effect of exchange rate changes on cash		(4,548)	(4,323)
Net increase in cash		(376,641)	1,994,982
Cash, beginning of year		811,655	810,745
Cash, end of year		$435,014	$2,805,727

The accompanying notes are an integral part of the condensed consolidated financial statements.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1	- NATURE AND GENERAL BUSINESS DESCRIPTION

SAND Technology Inc. is the ultimate parent company. It is domiciled in Canada and is a federally incorporated company under the Canada Business Corporations Act. SAND Technology Inc. maintains its registered office at 4115 Sherbrooke St. West, Westmount, Quebec, Canada, and is a publicly-traded company listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States under the symbol ‘SNDTF’. Its fiscal year end is July 31.

SAND Technology Inc. and its wholly-owned subsidiaries (collectively the “Company”) are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data.

2	- GOING CONCERN

These interim condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the year ended July 31, 2012, the Company has incurred operating losses in the past years and has accumulated a deficit of $ 42,595,240 as at October 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast significant doubt regarding the Company’s ability to continue as a going concern.

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

3	- SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Statement of Compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies disclosed in note 3 of the Company’s annual consolidated financial statements as at and for the year ended July 31, 2012.

These condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Accordingly, the condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended July 31, 2012.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

The unaudited condensed consolidated financial statements as at and for the three-month period ended October 31, 2012 were approved and authorized for issue by the Board of Directors on December 20, 2012.

b)	Basis of Measurement

These condensed consolidated financial statements have been prepared on the historical cost basis except for financial liabilities defined under IFRS as liabilities measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

c)	Functional and presentation currency

The condensed consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

d)	Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses for the period. Estimates and underlying assumptions are based on historical experience and other assumptions that are considered reasonable in the circumstances and are reviewed on an on-going basis. Actual results may differ from such estimates and it is possible that the differences could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the annual IFRS consolidated financial statements for the year ended July 31, 2012.

4	- RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive income have been determined as follows:

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2012	2011

Research and development costs	$246,920	$514,227
Government assistance
Investment tax credits	-	(57,500)
	$246,920	$456,727

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5	– NET FINANCE EXPENSE

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2012	2011

Accretion interest on convertitble debentures	$27,605	$27,500
Change in fair value of other financial liabilities	300	-
Interest expense - due to shareholders	-	84,315
Other Interest	8,193	4,853
Net foreign exchange loss	17,687	482,716
Net finance expense	$53,785	$599,384

6	– INFORMATION INCLUDED IN CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Depreciation expense of capital assets for the three-month periods ended October 31, 2012 and 2011 amounted to $19,235 and $15,713 respectively.

7	– DISCONTINUED OPERATIONS

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of $8,439,200 (US$8,000,000). After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received ( proceeds of $7,443,530 (US$7,200,000) during the year ended July 31, 2012 of which, $4,401,533 (US$4,172,465) was received during the three month period ended October 31,2011. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale and an amount of $790,320 (US$800,000) was recorded in other receivables.

As a result of this transaction, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale that are expected to be recovered (including the transfer of deferred revenues and other working capital elements of $350,650), reduced by a small amount of capital assets transferred and legal and personnel expenses incurred of $217,883. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

As a result of the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has presented, for the three-month periods ended October 31, 2012 and 2011, the net earnings from this business segment separately in the consolidated statement of operations. The net earnings are comprised of the revenues derived from and the direct costs associated with the business segment, as follows:

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2012	2011

Revenue	$-	$237,383
Direct costs	-	174,461
Earnings before income taxes	-	62,922
Gain on sale of discontinued operations	-	8,571,967
Income taxes	-	-
Net earnings and cashflows generated	$-	$8,634,889

Basic earnings per share from discontinued operations	$-	$0.45
Diluted earnings per share from discontinued operations	$-	$0.38

Basic weighted average number of common shares	19,637,636	19,283,636
Diluted weighted average number of common shares	19,637,636	22,705,401

8	– TRADE AND OTHER RECEIVABLES

		October 31,	July 31,
	Note	2012	2012

Trade receivables		$148,236	$307,937
Sales tax receivable		44,820	168,896
Other receivables	7	790,320	-
		$983,376	$476,833

Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts was nil as at October 31, 2012 and 2011.

9	– OTHER RECEIVABLES

		October 31,	July 31,
	Note	2012	2012

Long-term trade receivables		$194,295	$184,965
Receivable from the sale of the SAP ILM product line	7	-	790,320
		$194,295	$975,285

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10	– TRADE AND OTHER PAYABLES

	October 31,	July 31,
	2012	2012

Trade payables and accrued liabilities	$728,702	$584,517
Salaries and commission payable	8,223	12,582
Payable to related parties	102,125	80,000
	$839,050	$677,099

11	– BRIDGE LOAN

On September 7, 2011, the Company completed a bridge loan with a group of investors. The bridge loan consisted of a loan of $1,000,000 to the Company in exchange for a promissory note of $1,000,000 and 500,000 warrants. The promissory note had a maturity date of November 30, 2011 with an interest rate of 15%. The interest on the promissory note was prepaid from the proceeds of the loan. Each of the 500,000 warrants issued allowed the investors to purchase 1 common share at a price of $0.50 per warrant. The warrants expire on September 7, 2014. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

12	- CONVERTIBLE DEBENTURES

At October 31, 2012, the fair value of the secured convertible debentures was $861,973 (July 31, 2012 — $834,368). For the three months ended October 31, 2012, the net finance costs related to these secured convertible debentures were $27,905 (2011 — $27,500), which included changes in the fair value of the debt component of the convertible debentures of $27,605 (2011 — 27,500) and changes in the fair value of other financial liabilities of $300 (2011 — nil).

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

13	– STOCK OPTIONS, WARRANTS AND SHARE AWARDS

a)	Stock Option Plans

The following table summarizes information about the Company’s stock options as of October 31, 2012:

	October 31, 2012		July 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		(US $)		(US $)
Options outstanding beginning of the period	2,134,083	0.01	3,473,583	0.11
Granted	-	-	567,500	0.01
Exercised	-	(0.01)	(390,000)	(0.01)
Expired	-	(0.01)	(1,090,000)	(0.01)
Forfeited	(1,024,415)	(0.01)	(427,000)	(0.84)
Options outstanding at the end of the period	1,109,668	0.01	2,134,083	0.01
Options exercisable at the end of the period	1,109,668	0.01	1,689,385	0.01

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of October 31, 2012:

	October 31, 2012			October 31, 2012
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(US $)			(US $)

U.S.$0.01	1,109,668	5.75	0.01	1,109,668	5.75	0.01

Share-based compensation expense included in selling, general and administrative expenses for the three-month periods ended October 31, 2012 and 2011 was nil and $44,000 respectively.

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

b)	Warrants

The following table summarizes information about the Company’s share warrants, which are all fully vested and outstanding:

	October 31, 2012			July 31, 2012
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price
			(US$)			(US$)

Balance, beginning of the period	2,357,147	1.73	0.34	1,857,147	1.63	0.29
Granted	-	-	-	500,000	2.10	0.50
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Balance, end of the period	2,357,147	1.73	0.34	2,357,147	1.73	0.34

14	–EARNINGS PER SHARE

The following table shows the number of stock options, share awards, share warrants, shares issuable upon conversion of the convertible debentures and interest payable in kind for the periods presented:

	October 31,	July 31,
	2012	2012

Stock options	1,109,668	2,134,083
Warrants	2,357,147	2,357,147
Convertible debentures, principal	2,228,000	2,228,000
Convertible debentures, interest	802,080	757,520
	6,496,895	7,476,750

Basic
The calculation of basic earnings per share at October 31, 2012 was based on the net income (loss) attributable to common shareholders of the Company of $(464,932) (October 31, 2011 – income of $ 6,769,278) and a weighted average number of common shares outstanding of 19,637,636 (July 31, 2011 – 19,283,636).

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

The basic earnings per share for three-month periods ended October 31, 2012 and 2011 are as follows:

	October 31,	October 31,
	2012	2011

Net income, (loss) for the year	$(464,932)	$6,769,278
Weighted average shares outstanding, basic	19,637,636	19,283,636
Basic earnings per share	$(0.02)	$0.35

Diluted
The calculation of diluted earnings per share at October 31, 2012 was based on net income (loss) attributable to common shareholders of $(464,930) (October 31, 2011 – net income of $ 6,769,279), and a weighted average number of common shares outstanding adjusted to reflect the effects of all options. For the period ended October 31, 2012, 1,109,668 options, 2,357,147 warrants, 2,228,000 shares from the potential conversion of the principal of the convertible debentures and 802,080 shares from the potential conversion of the interests of convertible debentures that may potentially dilute earnings per share in the future were not considered in the computation since the exercise price of these instruments was higher than the average market price. The diluted weighted average number of common share is calculated as follows:

	October 31,	October 31,
	2012	2011

Weighted average shares outstanding, basic	19,637,636	19,283,636
Options	-	596,364
Warrants	-	18,121
Convertible debentures, principal	-	2,228,000
Convertible debentures, interests	-	579,280
	19,637,636	22,705,401

For the three-month period ended October 31, 2011, 357,000 options were not considered in the computation since the exercise price of these options was higher than the average market price.

The diluted earnings per share for three-month periods ended October 31, 2012 and 2011 are as follows:

	October 31,	October 31,
	2012	2012

Net income, (loss) for the year	$(464,932)	$6,769,278
Weighted average shares outstanding, diluted	19,637,636	22,705,401
Diluted earnings per share	$(0.02)	$0.30

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

15	– SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the Company’s products and services. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers. Sales from customers in areas other than Canada, United States, Europe and Australia are included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

		United
	Canada	States	Europe	Australia	Total

Three months ended October 31, 2012
Revenue	$197,322	$59,785	$321,116	$-	$578,223
Current assets	1,645,383	46,238	307,263	46,810	2,045,694
Net capital assets	335,723	-	-	-	335,723

Three months ended October 31, 2011
Revenue (1)	178,396	115,106	306,839	-	600,341
Current assets	7,014,938	322,753	718,919	105,708	8,162,318
Net capital assets	350,143	4,821	25,589	1,103	381,656

(1)	Excluding revenues related to the discontinued operations.

16	- RELATED PARTY TRANSACTIONS Key Management Personnel

Related party transactions that the Company incurs include those with key management personnel along with other members of the board of directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the three-month periods ended October 31, 2012 and 2011:

	October 31,	October 31,
	2012	2011
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$22,125	$217,798
Share-based compensation	-	44,000
	$22,125	$261,798

SAND Technology Inc.
Notes to Condensed Consolidated Financial Statements
October 31, 2012 and 2011
(Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

During the three-month period ended October 31, 2011, payments in the amount of $1,352,621 were made to related parties in relation to amounts due to shareholders.

During the fourth quarter of fiscal year ended July 31, 2012, senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Chief Technology Officer left the Company. The board of directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

17	–CONSOLIDATED STATEMENT OF CASH FLOWS

The changes in working capital items for the three-month periods ended October 31, 2012 and 2011 are as follows:

	October 31,	July 31,
	2012	2012

Trade and other receivable	326,925	(253,680)
Research and development tax credits receivable	-	278,844
Prepaid expenses	(55,228)	(82,768)
Other receivables	(45,129)	-
Trade and other payables	163,555	204,209
Deferred revenue	(350,680)	(337,870)
	$39,443	$(191,265)

18	–COMPARATIVE FIGURES

Certain comparative figures for 2011 have been reclassified to conform to the presentation adopted in 2012.